May 13, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated May 13, 2024, of Apartment Investment and Management Company and Aimco OP L.P. and are in agreement with the statements contained in paragraphs two, three and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP